April 22, 2025

Arik KaufmanHampel
Chief Executive Officer
Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061
Rehovot, Israel 7638205

       Re: Steakholder Foods Ltd.
           Post Effective Amendment No. 1 to Registration Statement on Form F-1 Filed on April 9, 2025
           File No. 333-275365
Dear Arik KaufmanHampel:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 1 to Registration Statement on Form F-1 filed April 9, 2025
General

1. This post-effective amendment was filed in part to update the financial information in your registration statement on Form F-1, which last contained audited financial statements for the fiscal year ended December 31, 2022. Under Section 10(a)(3) of the
       Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current.
 April 22, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing